Fund	Assets as of September 30, 2021	Minimum Bond Amount
Madison Funds	$2,569,934,904	$1,900,000
Ultra Series Fund	1,536,647,352	$1,500,000
Madison Covered Call & Equity Strategy Fund	159,256,210	$600,000
Total		$4,000,000
Total Amount of Joint Bond		$5,000,000